Exhibit 3

Certificate of Amendment (PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:  SONGZAI INTERNATIONAL HOLDING GROUP, INC.

2. The articles have been amended as follows: (provide article numbers, if available)
The total amount of capital stock which the Corporation has the authority to  issue is as follows:

(i) Common Stock: A class of 1,000,000,000 shares of common stock $0.001 par value, which represents an increase from the previously authorized capital of 200,000,000 shares of common stock; and

(ii) Preferred Stock: A class of 8,000,000 “blank check” preferred shares, $0.001 par value, which may be converted to common stock on terms and conditions set out by the Board of Directors from time to time.

Terms of the class of Preferred Stock is attached hereto as Exhibit A.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing:
(optional)

(must not be later than 90 days after the certificate is filed)
5. Signature: (required)

X /s/ Unintelligible signature
Signature of Officer

Date:	July 16, 2004

Exhibit A

Preferred Stock. A Class of 8,000,000 "blank check" preferred shares, $0.001 par value, which may be converted to common stock on terms and conditions set out by the Board of Directors from time to time.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the shares of such preferred stock to series, and to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, irritations or restrictions thereof.

The authority of the Board with respect to each series of preferred stock shall include, but not be limited to, determination of the following:

A.     A number of shares constituting the series and distinctive designation of the series;

B.     The dividend rate of the shares of the series, whether dividends shall be cumulative, and, if so, for which date or dates, and the relative rights of priority, if any, of payments of the dividends on the shares of the series;

C.     Whether the series will have voting rights, and if so, the terms of the voting rights;

D.     Whether the series will have conversion privileges, and, if so, the terms and conditions of the conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

E.     Whether the shares will be redeemable, and, if so, the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

F.     Whether the series shall have a sinking fund for the redemption or purchase of the shares of the series, and, if so, the terms and amount of the sinking fund;

G.     The rights of the shares in the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights or priority, if any, of payment of shares of the series; and

H.     Any other relative terms, rights, preferences and limitation, if any, of the series as the Board of Directors may lawfully fix under the laws of the State of Nevada as in effect at the time of the creation of such series.